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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Visicu, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

92831L 20 4 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cardinal Health Partners, L.P. IRSN: 22-3474964
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%
12	TYPE OF REPORTING PERSON *

PN

Page 2 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cardinal Health Partners Management, LLC IRSN: 22-3528381
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%
12	TYPE OF REPORTING PERSON *

OO

Page 3 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John K. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

50,000 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

50,000 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,397,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.5%
12	TYPE OF REPORTING PERSON *

IN

Page 4 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brandon H. Hull
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

4,000 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

4,000 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,351,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%
12	TYPE OF REPORTING PERSON *

IN

Page 5 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John J. Park
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%
12	TYPE OF REPORTING PERSON *

IN

Page 6 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lisa M. Skeete Tatum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0 shares
6 SHARED VOTING POWER

3,347,923 shares
7 SOLE DISPOSITIVE POWER

0 shares
8 SHARED DISPOSITIVE POWER

3,347,923 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,347,923 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.4%
12	TYPE OF REPORTING PERSON *

IN

Page 7 of 12 Pages

Schedule 13G

Item 1	(a).	Name of Issuer:

Visicu, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202-3315

Item 2	(a).	Names of Persons Filing:

(1) Cardinal Health Partners, L.P. (the “Fund”); (2) Cardinal Health Partners Management, LLC, general partner of the Fund (the “General Partner”); (3) John K. Clarke, managing member of the General Partner; (4) Brandon H. Hull, managing member of the General Partner; (5) John J. Park, managing member of the General Partner; and (6) Lisa M. Skeete Tatum, managing member of the General Partner. The persons and entities named in this Item 2(a) are referred to individually as a “Filing Person” and collectively as the “Filing Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of each of the Filing Persons is c/o Cardinal Partners, 600 Alexander Park, Princeton, New Jersey 08540.

Item 2	(c).	Citizenship:

The Fund is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Clarke, Hull and Park and Ms. Tatum is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

92831L 20 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

Page 8 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 9 of 12 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned:

As of December 31, 2006, the Fund was the record holder of 3,347,923 shares of Common Stock (the “Record Shares”).

By virtue of the affiliate relationship among the Fund and the General Partner, the General Partner may be deemed to own beneficially all of the Record Shares. In their capacities as individual managing members of the General Partner, Messrs. Clarke, Hull and Park and Ms. Skeete Tatum may be deemed to own beneficially all of the Record Shares.

Each of the Filing Persons expressly disclaims beneficial ownership, except to the extent of its pecuniary interest therein, if any, of any shares of Common Stock of Visicu, Inc., except in the case of the Fund, Mr. Clarke and Mr. Hull for the 3,347,923, 50,000 and 4,000 shares which they respectively hold.

	(b)	Percent of Class:

Each Filing Person other than Mr. Clarke: 10.4% John K. Clarke: 10.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote:

0 shares for each Filing Person except Messrs. Clarke and Hull. 50,000 shares for Mr. Clarke; 4,000 shares for Mr. Hull.

		(ii)	Shared power to vote or to direct the vote:

3,347,923 shares for each Filing Person.

		(iii)	Sole power to dispose or to direct the disposition of

0 shares for each Filing Person except Messrs. Clarke and Hull. 50,000 shares for Mr. Clarke; 4,000 shares for Mr. Hull.

		(iv)	Shared power to dispose or to direct the disposition of

3,347,923 shares for each Filing Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person.

Not applicable.

Page 9 of 12 Pages

CUSIP No. 92831L 20 4	13G	Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: February 14, 2007

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management,
LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

/s/ John K. Clarke		/s/ Brandon H. Hull
John K. Clarke		Brandon H. Hull

/s/ John J. Park		/s/ Lisa M. Skeete Tatum
John J. Park		Lisa M. Skeete Tatum

Page 11 of 12 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Visicu, Inc.

EXECUTED as a sealed instrument this 14th day of February, 2007.

CARDINAL HEALTH PARTNERS, L.P.		CARDINAL HEALTH PARTNERS MANAGEMENT, LLC

By:	Cardinal Health Partners Management,
LLC, its Sole General Partner

By:	/s/ John J. Park	By:	/s/ John J. Park
	John J. Park		John J. Park
	Managing Member		Managing Member

/s/ John K. Clarke		/s/ Brandon H. Hull
John K. Clarke		Brandon H. Hull

/s/ John J. Park		/s/ Lisa M. Skeete Tatum
John J. Park		Lisa M. Skeete Tatum

Page 12 of 12 Pages